SEC Mail Proc

MAR 02 202

Washington, DC

22003365

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SEC FILE NUMBER
8-67853

FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: O'Connor & Co Securities, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2901 W. Coast Highway Suite 200
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William O'Connor (Name) (949) 7649320 (Area Code – Telephone Number) woconnor@ocsec.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper, John
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Rd. (Address) Walnut Creek (City) CA (State) 94578 (Zip Code)

3-4-09 (Date of Registration with PCAOB)(if applicable) 3381 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 28TH day of February, 2022 by William Anthony O' Connor,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature (Seal)

KRISTINE TRAN
Notary Public - California
Orange County
Commission # 2287636
My Comm. Expires May 5, 2023

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report
(Title or description of attached document)

Form X-17A-5
(Title or description of attached document continued)

Number of Pages 2 Document Date 2/28/2022

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information Is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

OATH OR AFFIRMATION

I, William O'Connor, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of O'Connor & Company Securities, Inc, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: WO'Connor

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

O'Connor & Company Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2021

Contents

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of O'Connor & Company Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of O'Connor & Company Securities, Inc. as of December 31, 2021, the related statements of income, changes in shareholders' equity, liabilities subordinated to claims of creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of O'Connor & Company Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of O'Connor & Company Securities, Inc.'s management. Our responsibility is to express an opinion on O'Connor & Company Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to O'Connor & Company Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules I – Computation of Net Capital Requirements Pursuant to Rule 15c3-3, Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of O'Connor & Company Securities, Inc.'s financial statements. The supplemental information is the responsibility of O'Connor & Company Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as O'Connor & Company Securities, Inc.'s auditor since 2017.
Walnut Creek, California
February 25, 2022

O'Connor & Company Securities, Inc.
Statement of Financial Condition
December 31, 2021

Assets

Cash		$	172,412
Due from clearing broker			0
Secured demand note receivable			600,000
Property and Equipment, at cost, net of accumulated depreciation 39,206			124,965
Security Deposits			2,841
Other Receivables			30,000
Total Assets		$	930,218
Liabilities			
Accounts payable and accrued expenses		$	37,701
Auto Loan			65,571
Liabilities subordinated to claims of creditors			600,000
Total Liabilities			703,272
Shareholders' Equity			
Common stock ($5 par value, 100,000 shares authorized, 14,400 shares issued and outstanding)	1,000		
Paid-in Capital	470,999		
Equity Withdrawals	-50,000		
Retained Earnings	-159,020		
Net Income	-36,032		226,947
Total Liabilities and Shareholders' Equity		$	930,218

The Accompanying Notes to the Financial Statements are an integral part of these financial statements

O'Connor & Company Securities, Inc.
Statement of Operations
For the Year Ending December 31, 2021

Revenues		
Commission income	$	14,311
Grant		25,000
Municipal Advisory fees		82,500
PPP		90,282
Underwriting revenue		234,182
Trading income (loss)		13,613
Interest income		8
Total Revenues		459,896
Expenses		
Clearing expenses		65,066
Commissions		210,614
Depreciation		20,164
Donations		725
Insurance		38,354
Interest expense		14,455
Office expense		31,837
Payroll taxes and fees		2,520
Professional fees		18,133
Quotation service		50,103
Regulatory fees		9,856
Rent		31,771
Tax and License		800
Travel		1,530
Total Expenses		495,928
Net Income	$	-36,032

The Accompanying Notes to the Financial Statements are an integral part of these financial statements

O'Connor & Company Securities, Inc.
Statement of Liabilities Subordinated to Claims of Creditors
December 31, 2021

	Balance December 31, 2020	Additions	Deletions	Balance December 31, 2021
William J O'Connor 2% interest, payable quarterly, Principal due March 31, 2022 (subject to auto-renewal)	$300,000	$ -	$ -	$300,000
Kenneth & Louise Caresio Living Trust 2% interest, payable quarterly, Principal due September 1, 2022 (subject to auto-renewal)	300,000	-	-	300,000
Total	$600,000	$ -	$ -	$600,000

The Accompanying Notes to the Financial Statements are an integral part of these financial statements

O'Connor & Company Securities, Inc.
Statement of Change to Shareholders' Equity
For the Year Ending December 31, 2021

	Common Stock ($5 par)	Additional paid-in capital	Capital Withdrawals	Retained Earnings	Total
Balance, December 31, 2020	$ 1,000	$ 470,999	$ -50,000	$ -159,020	$ 262,979
Reclassify	-	-	-	-	-
Net Income	-	-	-	-36,032	-36,032
Balance, December 31, 2021	$ 1,000	$ 470,999	$ -50,000	$ -195,052	$ 226,947

The Accompanying Notes to the Financial Statements are an integral part of these financial statements

O'Connor & Company Securities, Inc.
Statement of Cash Flows
For the Year Ending December 31, 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	$ -36,032
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accrued Clearing Costs	3,504
Accrued Commissions	-156,673
AP - Other:AP - SIPC	-774
Auto Loan:Chase Loan (Ford)	-5,572
Auto Loan:Yukon	-6,014
PPP Forgivable Loan	-41,666
Net cash provided by Operating Activities	-243,227
INVESTING ACTIVITIES	
Auto: Accumulated Depreciation	20,164
AR: Other	-30,000
Net cash provided by Investing Activities	-9,836
Net cash increase for period	-253,063
Cash at beginning of period	425,475
Cash at end of period	$ 172,412
Interest	$ 12,000
Taxes	$ 6,021

O'Connor & Company Securities, Inc.
Notes to the Financial Statements
For the Year Ending December 31, 2021

Note 1 – Organization and Nature of Business

O'Connor & Company Securities, Inc. (the "Company") is a California corporation incorporated on November 9, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FINRA") and is a member of Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Underwriter or selling group participant (corporate securities other than mutual funds)
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker
- Trading securities for own account

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions and related expenses are recorded on the trade-date basis as the transactions occur.

Revenue Recognition - Accounting pronouncement, ASC 606, was previously adopted. The pronouncement had no impact on operations during the year. The Company earns its revenues from

commissions on securities transactions. Commissions are recognized as revenue upon the execution of the securities transaction.

In addition, the Company earns revenue from underwriting, including both the underwriting of municipal bonds and advising on bond deals as a municipal advisor. Underwriting revenues are recognized when the new issued bonds are cleared through Wedbush Securities.

The Company also generates revenues from trading municipal bonds and equities. The revenue is recognized when the trades are cleared and finalized through Wedbush Securities.

Income Taxes – The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income, with a minimum tax charge of $800.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Fixed assets at December 31, 2021 had a cost basis of $164,171 with associated accumulated depreciation of $39,206. Depreciation expense for the year was $20,164.

Note 3 – Receivable from and Payable to Broker-Dealers and Clearing Organizations

	Receivable	**Payable**
Fees and commissions receivable/payable	$0	$0

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 4 – Subordinated Borrowings

The borrowings under the subordination agreements at December 31, 2021, are listed in the following:

Subordinated notes, 2 percent, due March 31, 2022	$ 300,000
Subordinated notes, 2 percent, due September 1, 2022	$ 300,000

Both notes are subject to autorenewal, which automatically extends the maturity date by one year.

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The interest expense for the year ended December 31, 2021 was $12,000.

Note 5 - Concentration of Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party. There were no related issues in the current year.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2021, the Company had net capital of $669,141 which was $419,141 in excess of its required net capital of $250,000. The Company's net capital ratio was .15 to 1.

Note 7– Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $100,000, which is covered by the balance in the Company's segregated collateral accounts ($600,000) at the clearing broker.

Note 8 – Exemption from the SEC Rule 15c3-3

O'Connor & Company Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 9 – Operating Lease Commitments

On November 1, 2018, the Company entered into a one-year lease for office space in Newport Beach, California under a non-cancellable operating lease, commencing November 1, 2018 and expiring October 31, 2019. This lease has now rolled over to a month-to-month lease, with a requirement of 30-day notice for cancelation. At December 31, 2021, future monthly minimum lease payments under this agreement are $1,500.

Accounting pronouncement ASC 842, adopted in 2019, will not effect the firm's office leases, as both leases are less than 12 months in duration.

Note 10 – Paycheck Protection Program Loan

On June 3, 2020, the Company received loan proceeds in the amount of $41,666 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The entire amount was forgiven on January 9, 2021.

On March 1, 2021, the Company received loan proceeds in the amount of $48,615 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The entire amount was forgiven on September 13, 2021.

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2021 through the date of the report of the independent registered public accounting firm, which is also the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

O'Connor & Company Securities, Inc.

Schedule 1 -Computation of Net Capital Requirements Pursuant To Rule 15c3-1 December 31, 2021

Shareholders' Equity		226,947
Plus: Subordinated debt		600,000
Less: Non allowable assets		
Property and equipment net of accumulated depreciation	124,965	
Receivables	30,000	
Security deposits	2,841	-157,806
		669,141
Net Capital		669,141
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness- 6 2/3% of net aggregate		6,878
Minimum dollar net capital required		250,000
Net Capital required		250,000
Excess Capital		419,141
Computation of Aggregate Indebtedness		
		103,272
Aggregate indebtedness to net capital		.15 to 1

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per company's computation	669,141

Reconciliation of above net capital to FOCUS Report filed:

	Aggregated Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 103,272	669,140	.15 to 1
Rounding		1	
Per statements as finalized	$ 103,272	669,141	.15 to 1

O'Connor & Company Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2021

A computation of reserve requirement is not applicable to O'Connor & Company Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

O'Connor & Company Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2021

Information relating to possession or control requirements is not applicable to O'Connor & Company Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of O'Connor & Company Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) O'Connor & Company Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which O'Connor & Company Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) O'Connor & Company Securities, Inc. stated that O'Connor & Company Securities, Inc. met the identified exemption provisions for the period from January 1, 2021 to December 31, 2021 without exception. O'Connor & Company Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about O'Connor & Company Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 25, 2022

O'Connor & Company Securities, Inc.

February 5, 2022

John Cropper
Cropper Accountancy Corp.
2700 Ygnacio Valley Road, Suite 270
Walnut Creek, CA 94598

RE: SEC Rule 176a-5(d) (4) Exemption Report

Dear Mr. Cropper:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii) the Company conducts its business in a fully disclosed basis and does not execute or clear securities transactions for customers.

O'Connor & Company Securities, Inc. met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period from January 1, 2021to December 31, 2021 without exception.

Sincerely,

William O'Connor
President

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders of
O'Connor & Company Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of O'Connor & Company Securities, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting a difference of $10,513;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any underpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting a difference of $38.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 25, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67853 FINRA DEC
O'CONNOR & COMPANY SECURITIES INC
2901 WEST COAST HIGHWAY STE 200
NEWPORT BEACH, CA 92663-4045

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Will O'Connor 949-764-9320

2. A. General Assessment (item 2e from page 2) $479
   B. Less payment made with SIPC-6 filed (**exclude interest**) (343)
      7/28/2021
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 136
   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ______
   F. Total assessment balance and interest due (or overpayment carried forward) $136
   G. **PAYMENT: √ the box**
      Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐ $136
      Total (must be same as F above)
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

William O'Connor
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

President
(Title)

Dated the 7th day of February, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$334,093
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $14,454	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	14,454
Total deductions	14,454
2d. SIPC Net Operating Revenues	$319,639
2e. General Assessment @ .0015	$479 (to page 1, line 2.A.)